Exhibit 99.(4)(u)

Pacific Life Insurance Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448 www.PacificLife.com]

EARNINGS ENHANCEMENT DEATH BENEFIT RIDER

Pacific Life Insurance Company, a stock life insurance company, has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

You have elected an Earnings Enhancement Death Benefit (EEDB) Rider. This Rider provides for an additional amount (the “EEDB Amount”) to be included in the Death Benefit proceeds when such proceeds become payable as a result of the death of any Owner (or any Annuitant in the case of a Non-Natural Owner).

This rider provides a guaranteed minimum death benefit to the variable annuity contract to which it is attached. The guaranteed minimum death benefit cannot be withdrawn in a lump sum.

This Rider may only be elected if the Age of each Owner and/or Annuitant is less than or equal to the Maximum Age  on the Rider Effective Date . If there is a change in Owner, the new Owner’s age must be less than or equal to the Maximum Age .

RIDER SPECIFICATIONS

Rider Effective Date:  The Contract Date as shown in the Contract Specifications

Maximum Owner(s) and/or Annuitant(s) Age: [85]

Annual Charge Percentage: [0.25%]

Maximum Aggregate Purchase Payment Amount Without Pacific Life Home Office Approval: [$1,000,000]

EEDB Amount Table:

Age of oldest Annuitant as of the Rider Effective Date is:	The EEDB Amount is equal to [the lesser of [100%] of Remaining Purchase Payments or] Earnings described in the EEDB Amount provision multiplied by:
[Less than or equal to 49]	[40]	%
[50 to 54]	[40]	%
[55 to 59]	[40]	%
[60 to 64]	[40]	%
[65 to 69]	[40]	%
[70 to 75]	[25]	%
[76 to 80]	[25]	%

ICC21:20-1298

DEFINITION OF TERMS

Spouse — The Owner’s spouse, who is treated as the spouse pursuant to federal law.

Surviving Spouse — The surviving spouse of the deceased Owner, or the surviving spouse of the Annuitant in the case of a custodial owned IRA or TSA.

RIDER PROVISIONS

General - This Rider will remain in effect until the earlier of:

(a)         the date a full withdrawal is made under the Contract;

(b)         the date a death benefit becomes payable under the Contract;

(c)          the date the Contract is terminated in accordance with the provisions of the Contract;

(d)         the date that the Contract Value is reduced to zero as a result of a withdrawal (including a withdrawal to satisfy a Required Minimum Distribution or a withdrawal taken under any living benefit rider attached to the Contract); or

(e)          the Annuity Date.

We will provide you with an annual statement that lists the EEDB Amount.

Annual Charge — This charge for expenses related to this Rider will be deducted, in arrears, from your Variable Investment Options on a proportionate basis on each Contract Anniversary that this Rider remains in effect. The Annual Charge Percentage  is multiplied by the Contract Value on the date the annual charge is deducted.

If this Rider terminates on a Contract Anniversary, the entire charge for the prior Contract Year will be deducted from the Contract Value on that Contract Anniversary.

If the Rider terminates prior to a Contract Anniversary for reasons other than when a death benefit becomes payable under the Contract, we will prorate the charge. The prorated amount will be based on the Contract Value as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Contract Anniversary immediately following the day the Rider terminates.

If the Rider terminates when a death benefit becomes payable under the Contract, any annual charge will be prorated to the date of death. Any annual charge deducted between the date of death and the Notice Date will be prorated as applicable to the date of death; the difference between the annual charge and the prorated amount will be added to the Contract Value on the Notice Date.

We will waive the annual charge in the following cases:

(a)         in the year in which full annuitization of the Contract occurs; or

(b)         in the year  the Contract Value is reduced to zero.

Subject to the provisions in this section described above, the annual charge will terminate when the Rider terminates.

Limitation on Subsequent Purchase Payments — For the purposes of this Rider, we reserve the right to reject or restrict any subsequent Purchase Payments. If invoked, this restriction would be applied uniformly to Contract Owners on a nondiscriminatory basis. If you purchased another optional benefit rider for your Contract, subsequent Purchase Payments to your Contract may already be restricted.

EEDB Amount — Is calculated using the EEDB Amount Table. For purposes of calculating the EEDB Amount:

Earnings - Are equal to the Contract Value as of the date of death, reduced by any deduction for any Credit Enhancements (if applicable to the Contract) applied to the Contract during the 12-month period prior to the date of death, minus Remaining Purchase Payments.

Remaining Purchase Payments Is defined as (a) or (b) below:

(a)         If this Rider is effective on the Contract Date, Remaining Purchase Payments are equal to (i) plus (ii) minus (iii); where:

(i)             the initial Purchase Payment;

(ii)          any additional Purchase Payments added to the Contract; and

(iii)       the amount that each withdrawal exceeds the amount of Earnings in the Contract immediately prior to such withdrawal.

Withdrawals are assumed to be taken from Earnings first, then from Purchase Payments.

If the Surviving Spouse continues the Contract in accordance with its terms and conditions, then all provisions of this Rider for the Surviving Spouse will be based on the age of the Surviving Spouse on the date the death benefit becomes payable under the Contract (the “Continuation Date”). If the Surviving Spouse is older than the Maximum Age on the Continuation Date, this Rider will not be continued for such Surviving Spouse and the benefits and charges provided by this Rider will terminate.

(b)         If the Surviving Spouse continues the Contract and this Rider, Remaining Purchase Payments are equal to (i) plus (ii) minus (iii); where:

(i)             the greater of the Contract Value on the Continuation Date or the Remaining Purchase Payments defined in (a) above;

(ii)          any additional Purchase Payments added to the Contract since the Continuation Date; and

(iii)       the amount that each withdrawal taken after the Continuation Date exceeds the amount of Earnings in the Contract accumulated since the Continuation Date.

Withdrawals are assumed to be taken first from Earnings accumulated since the Contract Continuation Date, then from Purchase Payments.

PACIFIC LIFE INSURANCE COMPANY

[Chairman and Chief Executive Officer	Secretary ]